SCHEDULE 13D
             Under the Securities Exchange Act of 1934
                             Amendment #2


                          Ambase Corporation
                           (Name of Issuer)

                     Common Stock, $.01 par value
                    (Title of class of securities)

                              023164106
                            (CUSIP Number)

                        Peter A. Nussbaum, Esq.
                       Schulte Roth & Zabel LLP
                          900 Third Avenue
                      New York, New York  10022
                           (212) 756-2000

(Name, address and telephone number of person authorized to receive notices and communications)

                           April 1, 1998

(Date of event which requires filing of this statement)
If the filing person has previously filed a statement on Schedule   13G
to report the acquisition which is the subject of this   Schedule 13D,
and is filing this schedule because of Rule 13d-   1(b)(3) or (4), check
the following box [ ].
Check the following box if a fee is being paid with the statement   [ ].
(A fee is not required only if the reporting person: (1)   has a
previous statement on file reporting beneficial ownership   of more than
five percent of the class of securities described in   Item 1; and (2)
has filed no amendment subsequent thereto   reporting beneficial
ownership of five percent or less of such   class.)  (See Rule 13d-7.)
Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not
be deemed to be "filed" for the purpose of Section 18   of the
Securities Exchange Act of 1934 ("Act") or otherwise   subject to the
liabilities of that section of the Act but shall   be subject to all
other provisions of the Act (however, see the   Notes).

SCHEDULE 13D/A
CUSIP No. 023164106                                Page 2 of 5 Pages
      1        NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Gotham Partners, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
               WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            1,523,424

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          1,523,424
PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     1,523,424

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     3.42%

     14        TYPE OF REPORTING PERSON*
                       PN

SCHEDULE 13D/A

CUSIP No. 023164106                  Page 3 of 5 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Gotham Partners II, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
               WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            23,576

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          23,576
PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     23,576

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW

                   .05%

     14 TYPE OF REPORTING PERSON*
                   PN

                                                   Page 4 of 5 Pages
Item 1. Security and Issuer

This Amendment No. 2 amends and supplements the Statement on Schedule 13D (the "Statement") relating to the Common Stock, $.01 par value ("Common Stock"), of Ambase Corporation, a Delaware corporation (the "Company") previously filed by Gotham Partners, L.P., a New York limited partnership ("Gotham"), and Gotham Partners II, L.P., a New York limited partnership ("Gotham II"). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Statement.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Statement.



Item 5 is hereby amended to add the following information.

Item 5. Interest in Securities of the Issuer

     (e) Amendment #1 to the Schedule 13D inadvertently omitted that the reporting persons ceased to be the beneficial owner of more than 5.0% of the Common Stock on April 1, 1998.

                                                   Page 5 of 5 Pages

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


April 22, 1998

              GOTHAM PARTNERS, L.P.

                   By:   Section H Partners, L.P.
                          its general partner

                      By: Karenina Corp.,
                          a general partner of Section H Partners, L.P.

                         By: /s/ William A. Ackman
                             William A. Ackman
                             President

              GOTHAM PARTNERS II, L.P.

                   By:   Section H Partners, L.P.
                          its general partner

                      By: Karenina Corp.,
                          a general partner of Section H Partners, L.P.


                         By: /s/ William A. Ackman
                             William A. Ackman
                             President